Exhibit 12

Consent of John Ritter

United States Securities and Exchange Commission
Ladies and Gentlemen:

I, John Ritter, Professional Engineer (P.Eng.) and member of the Engineers and Geoscientists of British Columbia (EGBC), hereby consent to the use of and reference to my name, and the inclusion in the annual report on Form 40-F of New Gold Inc. of the information reviewed and approved by me relating to Mineral Reserves as it relates to the New Afton Mine that is of a scientific or technical nature contained therein for the financial year ended December 31, 2022.

Dated this 24th day of February, 2023

Yours truly,

/s/ John Ritter
Name:	John Ritter
P.Eng., member of EGBC